STRUCTURED ASSET SECURITIES CORPORATION

745 Seventh Avenue, 7th Floor

New York, New York 10019

BY EDGAR

March 2, 2007

Sara D. Kalin

Branch Chief - Legal

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Structured Asset Securities Corporation
Form S-3/A Withdrawal Request
File No. 333-133985

Dear Ms. Kalin:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Structured Asset Securities Corporation (the “Registrant”) hereby requests withdrawal of its Withdrawal Request dated February 27, 2007 to Amendment No. 1 to the Registration Statement on Form S-3, filed by the Registrant on February 23, 2007 (the “Registration Statement”) pursuant to Form RW WD.  The Withdrawal Request was incorrectly filed on EDGAR by the Registrant as a Withdrawal Request for a Registration Statement (Form RW) instead of a Withdrawal Request for an Amendment (Form AW).

The Registrant intends to re-file the Withdrawal Request to Amendment No. 1 to the Registration Statement on Form S-3, filed by the Registrant on February 23, 2007 on Form AW today.

Should you have any questions regarding this application for withdrawal, please do not hesitate to contact Edward E. Gainor, the Registrant’s outside counsel, at (202) 775-4137.

Sincerely,

/s/ Ellen V. Kiernan

Ellen V. Kiernan

cc:

Scott Lechner

Edward E. Gainor